Exhibit 99.2

 Byline Bancorp, Inc.™ **+**  First Security Bancorp, Inc.



Forward-Looking Statements



Forward-Looking Statements

The information included herein may contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements about Byline's expectations, beliefs, plans, strategies, predictions, forecasts, objectives or assumptions of future events or performance are not historical facts and may be forward-looking. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of Byline and First Security Bancorp, Inc. ("First Security Bancorp"). These statements are often, but not always, made through the use of words or phrases such as "anticipates," "believes," "expects," "can," "could," "may," "predicts," "potential," "opportunity," "should," "will," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "seeks," "intends" and similar words or phrases. Accordingly, these statements involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual strategies, actions or results to differ materially from those expressed in them, and are not guarantees of timing, future results or other events or performance. Because forward-looking statements are necessarily only estimates of future strategies, actions or results, based on management's current expectations, assumptions and estimates on the date hereof, and there can be no assurance that actual strategies, actions or results will not differ materially from expectations, readers are cautioned not to place undue reliance on such statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies' customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Byline's and First Security Bancorp's respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which Byline and First Security Bancorp operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks. Certain risks and important factors that could affect Byline's future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2023 and other reports filed with the Securities and Exchange Commission, including among other things under the heading "Risk Factors" in such Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Byline and First Security Bancorp. Byline intends to file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to First Security Bancorp stockholders seeking the required stockholder approval of the proposed transaction. **Before making any voting or investment decision, investors and security holders of First Security Bancorp are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.** The documents filed by Byline with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, the documents filed by Byline may be obtained free of charge at its website at http://www.bylinebancorp.com/Docs. Alternatively, these documents, when available, can be obtained free of charge from Byline upon written request to Byline Bancorp, Inc., Attn: Brooks Rennie, Head of Investor Relations, 180 North LaSalle Street, 3rd Floor, Chicago, Illinois 60601, or by calling (773) 244-7000.

Participants in the Solicitation

Byline, First Security Bancorp, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from First Security Bancorp's stockholders in connection with the proposed transaction. Information about the directors and executive officers of Byline may be found in Byline's Annual Report on Form 10-K for the year ended December 31, 2023, a copy of which can be obtained free of charge from Byline or from the SEC's website as indicated above. In addition, information about the directors and executive officers of Byline and First Security Bancorp and other persons who may be deemed participants in the transaction will be included in the proxy statement/prospectus and other relevant materials when filed with the SEC.





















Overview of First Security Bancorp, Inc.

Company Overview

- A privately held, Chicago community bank headquartered in Elmwood Park, IL
- Serves customers through two core business lines: community and commercial banking
- Majority owned by prominent Chicago family
- High-quality balance sheet with high level of core deposits (96%)[2] and strong asset quality

Loan & Deposit Composition

Yield on Loans:
6.07%
C&I 21%
CVLI, Consumer & Other 22%
Construction & Land 4%
Resi Mortgage 3%
OO CRE 9%
NOO CRE 31%
Multifamily 10%

Cost of Deposits:
2.52%
IB Demand, Savings & MMDA 63%
Jumbo Time Deposits 4%
Retail Time Deposits 2%
Noninterest-bearing Deposits 31%

Bank-Level Financial Highlights

Size

$355 Million	$201 Million	$323 Million
Total Assets	Total Loans & Leases	Total Deposits

Profitability

- **$5.1 Million** Net Income[1]
- **1.24%** Return on Average Assets[1]
- **19.1%** Return on Average Tangible Common Equity[1]

Liquidity & Asset Quality

- **62.4%** Loan / Deposit Ratio
- **0.07%** NPAs / Assets (Ex. TDRs)

Chicago Footprint

Byline
First Security
Rockford
Davenport
Peoria
ILLINOIS
Springfield
Joliet
Carpentersville
Palatine
Elgin
Arlington Heights
Schaumburg
Niles
Bloomingdale
Geneva
Wheaton
Downers Grove
Naperville
Aurora
Bolingbrook
Yorkville
Joliet

1 Branch Location

Source: S&P Global Market Intelligence.
Note: Financial data, Yields on Loans and Costs of Deposits based on bank-level regulatory data as of 6/30/2024.
(1) Data last twelve months (LTM).
(2) Core deposits defined as total deposits less time deposits greater than $100,000.

Strategic Rationale

Strengthening our position as the preeminent commercial bank in Chicago



Strategically Compelling:

- Attractive deposit base with meaningful core deposits and ample liquidity
- Consistent with Byline's strategy of acquiring high-quality, franchise-enhancing companies
- This transaction strengthens our position without shifting our commercially-oriented strategic focus

Financially Attractive:

- Mid-single digit EPS accretion
- Minimal tangible book value dilution and short earn-back period
- Ample cost savings opportunities
- Internal rate of return exceeds company cost of capital hurdles
- Pro forma capital levels remain strong

Attractive Risk Profile:

- Strong commitment and shared community banking values
- Extensive due diligence and credit review process with emphasis on credit, tax loss carryforwards, cost savings and transaction charges
- In market transaction by a disciplined and proven acquirer with four whole-bank acquisitions since 2016

Overview of Transaction and Consideration Terms

Financially attractive transaction with compelling pro forma financial impact



Consideration:
- Byline Bancorp, Inc. (BY) will acquire 100% of First Security Bancorp, Inc. outstanding common stock
- Fixed exchange ratio of 2.1794 BY shares for each First Security Bancorp common share outstanding
- Based upon BY closing stock price of $26.16, this equates to an aggregate transaction value of $38.4 million or $57.01 per share[1]
- $1.7 million of outstanding preferred shares to be redeemed prior to closing at an estimated aggregate value of $2.6 million in accordance with the terms of the certificate of designation

Transaction Multiples:
- Price / TBV: 1.31x[1] / 1.06x adjusted for DTA recapture[1][2]
- Core Deposit Premium: 2.9%[1] / 0.8% adjusted for DTA recapture[1][2]
- 7.7x LTM earnings[1][3]

Pro Forma Impacts:
- Minimal TBV dilution expected to be earned back in less than one year
- Mid-single digit EPS accretion
- Projected IRR exceeds Byline's cost of capital hurdles

Timing & Approvals:
- Subject to First Security Bancorp, Inc. stockholder approval
- Customary regulatory approvals
- Anticipated closing in 2Q25

Note: All multiples for transaction are based on 6/30/2024 consolidated financial data.
(1) Based on BY closing stock price of $26.16 as of 9/27/2024.
(2) Includes net write-ups of deferred tax assets / liabilities in the amount of $6.7 million.
(3) Consolidated net income based on LTM bank-level net income of $5.1 million, adjusted for $0.1 million of net holding company expenses.

Key Transaction Assumptions

Detailed financial, legal, regulatory and operational due diligence performed



Balance Sheet Marks:
- Estimated gross credit mark of approximately 3.7%
- Total Federal Net Operating Loss and Illinois Net Loss Deduction Deferred Tax Asset Fair value adjustment of $5.4 million
- Other net marks of $4.9 million

Synergies:
- Significant cost savings expected be realized as part of the transaction
- Approximately 70% realization in 2025, 100% in 2026 and thereafter

Merger Costs:
- Expected to be approximately $7.0 million pre-tax

Other Assumptions:
- Core Deposit Intangible: ~1.5% of non-time deposits, amortized over 10 years utilizing the sum-of-years digits method

Diligence Process:
- Conducted detailed financial, legal, regulatory and operational due diligence